FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 29, 2004
Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Reports First Half 2004 Results

First Half 2004 Performance Reflects 6 % Increase in Theme Park Revenues

(Marne-la-Vallée, April 29, 2004) Euro Disney S.C.A., operator of Disneyland Resort Paris, reported today its consolidated results for the six months (“First Half”) ended March 31, 2004.  The First Half represents the Company’s low season.

Revenues for the First Half 2004 of € 473.8 million were higher than the prior year’s record revenues, driven by a 6 % increase in theme park revenues, partially offset by expected decreases in hotel and Real Estate Segment revenues.  Theme park revenue growth reflects the ongoing success of the Company’s innovative product and marketing strategies.

On an as-reported basis, loss before financial charges for the First Half 2004 totalled € 56.1 million compared to income before financial charges of € 16.0 million in the prior year.  Net loss for the period totalled € 108.9 million compared to € 82.7 million in the prior year, reflecting the adverse effect of accounting changes and increased royalties and management fees, partially offset by improved Resort Segment operating results.

First Half 2004 earnings before interest, taxes, depreciation and amortisation (“EBITDA”) declined € 11.8 million to € 17.6 million, reflecting the resumption of royalties at full rates and management fees, partially offset by improved operating results.  Excluding the impact of royalties and management fees, EBITDA would have grown by 15 % or € 5.6 million.

CONSOLIDATED SUMMARY STATEMENTS OF INCOME

(unaudited, € in millions)	First Half 2004	First Half 2003			First Half 2004/
		Pro-	Accounting	As-	Pro-Forma 2003
		Forma	Changes	Reported	Amount	%

Revenues	473.8	472.2	(0.4)	472.6	1.6	—

Costs and Expenses	(529.9)	(515.7)	(59.1)	(456.6)	(14.2)	(3)%

Income (Loss) before Financial Charges	(56.1)	(43.5)	(59.5)	16.0	(12.6)	(29)%

Net Financial Charges	(53.1)	(56.3)	41.9	(98.2)	3.2	6%

Loss before Exceptional Items	(109.2)	(99.8)	(17.6)	(82.2)	(9.4)	(9)%

Exceptional loss, net	(3.3)	(0.7)	(0.2)	(0.5)	(2.6)	(371)%

Minority interests	3.6	4.6	4.6	—	(1.0)	(22)%

Net Loss	(108.9)	(95.9)	(13.2)	(82.7)	(13.0)	(14)%

EBITDA ANALYSIS

(unaudited, € in millions)	First Half 2004	First Half 2003			First Half 2004/
		Pro-	Accounting	As-	Pro-Forma 2003
		Forma	Changes	Reported	Amount	%

Income (Loss) before Financial Charges	(56.1)	(43.5)	(59.5)	16.0	(12.6)	(29)%

Depreciation and amortisation	73.7	72.9	41.2	31.7	0.8	1%

EBITDA	17.6	29.4	(18.3)	47.7	(11.8)	(40)%
As a Percentage of Revenues	4%	6%	—	10%	—	(2	)ppt

Accounting Changes:

To enhance comparability, the Company has provided financial information on a pro-forma basis in addition to its as-reported results.  The pro-forma information has been prepared assuming that the changes in accounting principles discussed below were in effect during all of fiscal year 2003.

Effective from the beginning of fiscal year 2004 (October 1, 2003), the Company adopted new accounting rules mandated by the Loi de Sécurité Financière with respect to the consolidation of financing companies that are not legally controlled by the Company.   Under these new rules, the financing companies, from which the Company leases a substantial portion of its operating assets, have been included in the Company’s consolidated accounts.  In the past, lease payments to the financing companies were recorded as incurred, along with disclosure by the Company of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the financing companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Company’s receivables from the financing companies have been eliminated in consolidation and shareholders’ equity has been reduced. The reduction in the consolidated shareholders’ equity primarily reflects past depreciation charges related to the operating assets owned by the financing companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs on the income statement, with increased operating expenses and depreciation and reduced lease rental expense.  The accounting change does not affect the legal structure, financial position or cash flows of the members of the consolidated group. See Exhibits 2 and 3 for additional information on the impact of this change in accounting principle on the First Half 2004.

At the end of fiscal year 2003, the Company adopted new accounting rules related to major fixed asset renovations.  As a result, major fixed asset renovations that were previously capitalised as incurred and amortised over a five-year period are now accrued in advance on a straight-line basis during the period between planned renovations.  This change was retroactively implemented (effective October 1, 2002) in the annual financial statements of the Company for the year ended September 30, 2003.  Accordingly, the Company’s as-reported financial statements for the First Half 2003 do not reflect this change.  See Exhibit 7 for additional information on the pro-forma impact of this change in accounting principle on the First Half 2003.

Discussion of Components of Operating Results:

REVENUES BY SEGMENT

(unaudited, € in millions)	First Half 2004	First Half 2003			First Half 2004/
		Pro-	Accounting	As-	Pro-Forma 2003
		Forma	Changes	Reported	Amount	%
Theme Parks	229.6	217.4	—	217.4	12.2	6%
Hotels and Disney Village	188.9	199.0	—	199.0	(10.1)	(5)%
Other	50.6	50.5	(0.4)	50.9	0.1	—
Resort Segment	469.1	466.9	(0.4)	467.3	2.2	—

Real Estate Segment	4.7	5.3	—	5.3	(0.6)	(11)%

Total Revenues	473.8	472.2	(0.4)	472.6	1.6	—

•                  RESORT SEGMENT REVENUES INCREASE.

Theme park revenues increased 6 % to € 229.6 million from € 217.4 million in the prior year driven by an increase in average spending per guest, partially offset by a modest decrease from the prior year’s record attendance.  Average theme park guest spending was favourably impacted by increased park admission prices due to the replacement of seasonal ticket pricing with year-round ticket pricing combined with a strategy of targeted special offers and promotions and by the introduction of a new “Park Hopper” ticket.  The “Park Hopper” ticket allows guests to move freely between Disneyland Park and Walt Disney Studios Park for one-day, two-day or three-day periods for an additional price over a single-gate admission price.

Hotel and Disney Village revenues decreased 5 % to € 188.9 million from € 199.0 million in the prior year, reflecting an expected decrease in hotel occupancy due to new on-site third-party hotel capacity, partially offset by an increase in average daily guest spending per room.

Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) remained relatively stable.

•                  REAL ESTATE SEGMENT REVENUES DECREASED FROM THE PRIOR YEAR, REFLECTING A PLANNED REDUCTION IN DEVELOPMENT PROJECTS.

Real Estate Segment revenues and operating income for fiscal year 2004 are expected to be significantly lower than those of fiscal year 2003, in line with our development planning.

COSTS AND EXPENSES

(unaudited, € in millions)	First Half 2004	First Half 2003			First Half 2004/
		Pro-	Accounting	As-	Pro-Forma 2003
		Forma	Changes	Reported	Amount	%
Direct operating costs (1)	324.6	323.6	17.9	305.7	1.0	—
Marketing and sales expenses	60.3	60.0	—	60.0	0.3	1%
General and administrative expenses	45.8	51.1	—	51.1	(5.3)	(10)%
Depreciation and amortisation	73.7	72.9	41.2	31.7	0.8	1%
Royalties and management fees	25.5	8.1	—	8.1	17.4	215%
Total Costs and Expenses	529.9	515.7	59.1	456.6	14.2	3%

(1)       Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

•                  COSTS AND EXPENSES REMAIN UNDER CONTROL.

Costs and Expenses increased during the First Half 2004 by € 14.2 million to reach € 529.9 million compared to € 515.7 million in the pro-forma prior year, reflecting increased royalties and management fees of € 17.4 million, partially offset by decreases in other operating costs and expenses of € 3.2 million.  General and administrative expenses decreased € 5.3 million reflecting lower labour and timing of costs.

During the First Half 2003, The Walt Disney Company  (“TWDC”) conditionally waived royalties and management fees for the last three quarters of fiscal year 2003, which reduced the Company’s First Half 2003 expenses by € 6.1 million.  The royalties and management fees for the First Half 2004 totalled € 25.5 million, reflecting a resumption of royalties at full rates, in accordance with the provisions of the Company’s licensing agreement with TWDC, and management fees.  These amounts have been accrued and are reflected in the financial statements, but will not have to be paid until the first quarter of fiscal year 2005, pursuant to a concession granted by TWDC in the prior year.

INCOME (LOSS) BEFORE FINANCIAL CHARGES

The First Half 2004 loss before financial charges increased € 12.6 million to € 56.1 million from € 43.5 million in the pro-forma prior year, due to resumption of royalties at full rates and management fees, partially offset by improved operating results.

(unaudited, € in millions)	First Half 2004	First Half 2003			First Half 2004/
		Pro-	Accounting	As-	Pro-Forma 2003
		Forma	Changes	Reported	Amount	%
Resort Segment	(56.3)	(44.0)	(59.5)	15.5	(12.3)	(28)%
Real Estate Segment	0.2	0.5	—	0.5	(0.3)	(60)%
Income (Loss) before Financial Charges	(56.1)	(43.5)	(59.5)	16.0	(12.6)	(29)%

NET FINANCIAL CHARGES

(unaudited, € in millions)	First Half 2004	First Half 2003			First Half 2004/
		Pro-	Accounting	As-	Pro-Forma 2003
		Forma	Changes	Reported	Amount	%
Lease rental expense	—	—	97.0	(97.0)	—	—
Financial income	1.3	2.1	(24.2)	26.3	(0.8)	(38)%
Financial expense	(54.4)	(58.4)	(30.9)	(27.5)	4.0	7%
Net Financial Charges	(53.1)	(56.3)	41.9	(98.2)	3.2	6%

Net financial charges for the First Half 2004 totalled € 53.1 million, a decrease of € 3.2 million from the pro-forma prior year. The

First Half 2004 financial expense decreased € 4.0 million, reflecting primarily the impact of lower interest rates.

EXCEPTIONAL LOSS, NET

The First Half 2004 exceptional loss is primarily attributable to fees and expenses incurred in connection with the on-going financial restructuring negotiations.

NET LOSS

The First Half 2004 net loss totalled € 108.9 million compared to a pro-forma net loss of € 95.9 million in the prior year, reflecting a decline of € 13.0 million resulting primarily from higher royalties and management fees, partially offset by higher Resort Segment revenues and lower operating and financial expenses.

Cash Flows:

As of March 31, 2004, cash and cash equivalents totalled € 101.5 million, an increase of € 6.9 million from the September 30, 2003 balance.  Specifically, this increase in cash during the First Half 2004 resulted from:

• Cash Flows from Operating Activities	€24.9	million
• Cash Flows used in Investing Activities	€(12.3	) million
• Cash Flows used in Financing Activities	€(5.7	) million

Cash flows generated by operating activities increased to € 24.9 million from the pro-forma prior year amount of € 23.7 million reflecting favourable changes in working capital items, which were partially offset by increased net loss.

Cash flows used in investing activities totalled € 12.3 million reflecting capital investment expenditures of € 12.2 million related to various improvements to the existing asset base.

Cash flows used in financing activities totalled € 5.7 million reflecting € 40.0 million of debt repayments, partially offset by a decrease of € 29.9 million in debt security deposits and  € 7.5 million of additional drawings under the Company’s € 167.7 million line of credit with TWDC, thereby bringing the outstanding balance of this credit line to € 110.0 million as of March 31, 2004.

Outlook for Remainder of Fiscal Year 2004 - Financial Negotiations:

At the end of the First Half 2004, the Company had available cash and liquidity of € 135.0 million, consisting of € 52.3 million of available cash and cash equivalents (€101.5 million in cash and cash equivalents less € 49.2 million belonging to the consolidated financing companies), plus € 57.7 million of available credit under the TWDC standby facility maturing on June 10, 2004 and € 25.0 million of available credit under the new subordinated credit facility provided by TWDC which matures on May 31, 2004. Management believes the Company has sufficient liquidity through May 31, 2004.

As previously disclosed on March 22, 2004, the Company announced that it had reached an agreement with its lenders and TWDC to extend until May 31, 2004 the previous waiver agreement, whereby the lenders had agreed to forgo until March 31, 2004 their rights with respect to certain financial covenants and other obligations, including certain debt security deposit requirements.

The purpose of this extension is to allow the various stakeholders more time to reach a mutually acceptable resolution to the Company’s financial situation.  Absent a resolution prior to the expiration of the extension period, the Company would be unable to meet all of its debt obligations.

In connection with this extension, the Company set aside on April 20, 2004 an additional debt security deposit of  € 40.0 million for the benefit of its senior lenders, bringing its total debt security deposit to € 100.0 million.  During the extension period, the Company also agreed not to allow the outstanding balance of its € 167.7 million standby facility with TWDC (which matures in June 2004) to fall below € 110.0 million.  TWDC agreed to provide a new € 25.0 million subordinated credit facility through May 31, 2004, on the same terms and in place of its € 45.0 million subordinated credit facility, which expired without being drawn on March 31, 2004.

André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A., said:

“I am pleased with the 6 % increase in theme park revenues, which should be seen as an encouraging sign. This performance of our core business reflects the success of our innovative product strategy, including the enhanced Halloween and Christmas Holidays and the creation of the Lion King Carnival.

We will continue to focus on growing our business through innovative product development and strong sales and marketing efforts in each of our core markets. At the same time we must reach an agreement with our stakeholders to resolve our financial situation.”

Corporate Communication

Investor Relations

Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Next Scheduled Release: Third Quarter Earnings in mid-July 2004

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 1,576 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.   Euro Disney’s shares trade in Paris (SRD), London and Brussels.

Attachments:	Exhibit 1 – Summary Consolidated Balance Sheets
Exhibit 2 – Summary Consolidating Balance Sheet – March 31, 2004
Exhibit 3 – Summary Consolidating Statement of Income – First Half 2004
Exhibit 4 – Summary Consolidated Statements of Cash Flows
Exhibit 5 – Reconciliation of Shareholders’ Equity
Exhibit 6 – Reconciliation of Borrowings
Exhibit 7 – Detail of Impacts from Accounting Changes – First Half 2003

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: April 29, 2004

	By	: /s/	DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership